Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, October 21, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ) hereby informs its shareholders and the market that, within the context of discussions related to the climate crisis and as it believes that effective measures in the short term are imperative, it has decided to advance its Commitment to Renewing Life of removing 40 million tons of CO2e from the atmosphere by 2030 to 2025.

Bringing forward the above goal is backed by the expansion of vegetation cover during the period through commercial plantations and areas earmarked for conservation in previously degraded and anthropized regions. The Company will also employ its research and management processes to continue improving its forest management in order to prevent losses, maximize productivity and ramp up carbon removal. Simultaneously, Suzano will continue its initiatives and work fronts to reduce the greenhouse gas emissions in its operations and across the chain (scopes 1, 2 and 3).

Note that the Company’s performance regarding its Commitments to Renewing Life is reported annually, audited by an independent third party and is available at its Investor Relations website (www.suzano.com.br/ri).

Finally, it is worth mentioning that to play a leading role in the transformation expected by society and highlight the importance of planted and native trees in combating the climate crisis, Suzano is a member of the Taskforce on Climate-related Financial Disclosures (TCFD), Taskforce on Nature-related Financial Disclosures (TNFD),  Climate Action 100+ (CA100+), Transition Pathway Initiative (TPI), Science Based Target Initiative (SBTi), GHG Protocol Land sector and removals guidance, among others.

São Paulo, October 21, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer